SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
Allion Healthcare, Inc.

(Name of Issuer)
Allion Healthcare, Inc.
Brickell Bay Acquisition Corp.
Brickell Bay Merger Corp.
H.I.G. Capital, L.L.C.
H.I.G. Healthcare, LLC
H.I.G. Bayside Debt & LBO Fund II, L.P.
H.I.G. Bayside Advisors II, LLC
H.I.G.-GPII, Inc.
Sami W. Mnaymneh
Anthony A. Tamer
Parallex LLC
Raymond A. Mirra, Jr.

(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
19615103

(CUSIP Number of Class of Securities)

Brickell Bay Acquisition Corp.
Brickell Bay Merger Corp.
H.I.G. Capital, L.L.C.
H.I.G. Healthcare, LLC
H.I.G. Bayside Debt & LBO Fund II, L.P.
H.I.G. Bayside Advisors II, LLC
H.I.G.-GPII, Inc.
Sami W. Mnaymneh
Allion Healthcare, Inc.	Anthony A. Tamer
1660 Walt Whitman Road	1001 Brickell Bay Drive	Parallex LLC
Suite 105	27th Floor	27181 Barefoot Boulevard
Melville, New York 11747	Miami, Florida 33131	Millsboro, Delaware 19966	Raymond A. Mirra, Jr.
Attn: Michael P. Moran	Attn: Brian Schwartz	Attn: Raymond Mirra, Jr.	4 Hook Road
Tel. No.: (631) 547-6520	(305) 379-2322	(610) 586-1655	Sharon Hill, Pennsylvania 19079

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Alston & Bird LLP
One Atlantic Center	Kirkland & Ellis LLP	Fox Rothschild LLP
1201 West Peachtree Street	300 North LaSalle	2000 Market Street
Atlanta, Georgia 30309	Chicago, Illinois 60654	10th Floor
Attention: Steven L. Pottle, Esq.	Attention: James S. Rowe, Esq.	Philadelphia, PA
Justin R. Howard, Esq.	Michael H. Weed, Esq.	Attn: Bradley S. Rodos, Esq.
(404) 881-7000	(312) 862-2000	(215) 299-2180
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$161,260,374.29	$8,998.32

(1)	For purposes of calculating the filing fee only, the transaction value was determined by adding (a) the product of 20,787,548.46 shares of common stock proposed to be acquired in the merger multiplied by the merger consideration of $6.60 per share, plus (b) $1,171,812.50, the amount expected to be paid to holders of outstanding stock options to purchase shares of common stock with an exercise price of less than the merger consideration of $6.60 per share, plus (c) $2,132,354.95, the amount expected to be paid to holders of outstanding warrants to purchase shares of common stock with an exercise price of less than the merger consideration of $6.60 per share, plus (d) $14,520,000.00, the amount expected to be paid to holders of phantom shares, plus (e) certain other related payments estimated to equal $6,238,387.00.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals .00005580 multiplied by the total Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $8,998.32
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Allion Healthcare, Inc.
Date Filed: October 30, 2009

Item 15. Additional Information.
Item 16. Exhibits.
SIGNATURES

INTRODUCTION
     This Amendment No. 5 to Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): Allion Healthcare, Inc., a Delaware corporation (“Allion”); Brickell Bay Acquisition Corp., a Delaware corporation (“Parent”); Brickell Bay Merger Corp., a Delaware corporation (“Merger Sub”); H.I.G. Capital, L.L.C., a Delaware limited liability company; H.I.G. Healthcare, LLC, a Cayman Islands limited company; H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership; H.I.G. Bayside Advisors II, LLC, a Delaware limited liability company; H.I.G.-GPII, Inc., a Delaware corporation; Sami W. Mnaymneh; Anthony A. Tamer; Parallex LLC, a Delaware limited liability company (“Parallex”); and Raymond A. Mirra, Jr.
     This Amendment No. 5 to Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Amendment No. 5 to Schedule 13E-3, all information in this Schedule 13E-3 remains unchanged.

Item 15. Additional Information.
Item 1011 of Regulation M-A:
Item 15(b) is hereby amended and supplemented as follows:
     On January 11, 2010, at a special meeting of Allion’s stockholders, Allion’s stockholders voted to approve the Agreement and Plan of Merger, dated as of October 18, 2009, by and among Parent, Merger Sub and Allion (the “Merger Agreement”).
     On January 13, 2010, Allion filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub merged with and into Allion, with Allion continuing as the surviving corporation (the “Merger”). As a result of the Merger, Allion became a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each share of Allion common stock, par value $0.001 per share, outstanding at the effective time of the Merger (other than shares owned by Parent, Merger Sub, Allion and their respective subsidiaries and holders who have perfected and not withdrawn a demand for appraisal rights) was cancelled and converted into the right to receive $6.60 in cash, without interest.
     Effective immediately prior to the completion of the Merger, holders of an aggregate of approximately 27.6% of the issued and outstanding shares of Allion’s common stock exchanged a portion of their shares of Allion’s common stock for a combination of senior preferred stock, junior preferred stock and common stock of Parent, representing approximately 29.2% of the outstanding voting equity interests of Parent.
     As a result of the Merger, Allion’s common stock ceased to trade on the NASDAQ Global Market (“NASDAQ”) as of the close of trading on January 13, 2010, and NASDAQ has filed an application on Form 25 with the Commission to report that Allion’s common stock is no longer listed on NASDAQ. Allion expects to file a Certification and Notice of Termination of Registration on Form 15 with the Commission in order to deregister its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend Allion’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.
Item 16. Exhibits.
Item 1016 of Regulation M-A:

(a)(1)	Definitive Proxy Statement for the special meeting of the stockholders of Allion Healthcare, Inc. (Incorporated by reference to the Schedule 14A filed with the Commission on December 22, 2009 (the “Proxy Statement”)).

(a)(2)	Form of Proxy Card (Incorporated by reference to the Proxy Statement).
(a)(3)	Form of Letter to Stockholders (Incorporated by reference to the Proxy Statement).
(a)(4)	Form of Notice to Stockholders of Special Meeting (Incorporated by reference to the Proxy Statement).
(a)(5)	Press Release, dated January 13, 2010. (Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Allion Healthcare, Inc. on January 13, 2010.)
(b)(1)	Commitment Letter, dated as of October 18, 2009, by and between Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.8 to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)
(b)(2)	Financing Commitment Letter, dated October 18, 2009, by and between Falcon Strategic Partners III, LP and Brickell Bay Acquisition Corp. (Incorporated herein by reference to Exhibit 99.7 to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)
(b)(3)	Commitment Letter, dated as of October 30, 2009, by and among Churchill Financial Cayman Ltd., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.11 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(b)(4)	Commitment Letter, dated as of November 2, 2009, by and among Siemens Financial Services, Inc., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.12 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(b)(5)	Commitment Letter, dated as of November 3, 2009, by and among Brown Brothers Harriman & Co., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.13 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(b)(6)	Commitment Letter, dated as of November 13, 2009, by and among TD Bank, N.A., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.14 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(b)(7)	Commitment Letter, dated as of November 12, 2009, by and among SunTrust Bank, Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.15 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(b)(8)	Commitment Letter, dated as of November 12, 2009, by and among Sovereign Bank, Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.16 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)

(c)(1)	Opinion of Raymond James & Associates, Inc. (Incorporated herein by reference to Appendix B of the Proxy Statement.)
(c)(2)	Materials presented by Raymond James & Associates, Inc. to the Board of Directors on October 18, 2009.[1]
(c)(3)	Materials presented by Raymond James & Associates, Inc. to the Board of Directors on October 16, 2009.[2]
(d)(1)	Agreement and Plan of Merger, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp., Brickell Bay Merger Corp. and Allion. (Incorporated herein by reference to Appendix A of the Proxy Statement.)
(d)(2)	Equity Commitment Letter, dated October 18, 2009, by and between H.I.G. Bayside Debt & LBO Fund II, L.P. and Brickell Bay Acquisition Corp. (Incorporated herein by reference to Exhibit 99.6 to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)
(d)(3)	Limited Guarantee, dated October 18, 2009, by H.I.G. Bayside Debt & LBO Fund II, L.P. in favor of Allion Healthcare, Inc. (Incorporated herein by reference to Exhibit 99.9 to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)
(d)(4)	Form of Voting Agreement, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and the Stockholder named therein. (Incorporated herein by reference to Appendix C of the Proxy Statement.)
(d)(5)	Form of Exchange Agreement with Stockholders other than Parallex, LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and the Stockholder named therein. (Incorporated herein by reference to Exhibit 99.4A to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)
(d)(6)	Exchange Agreement with Parallex LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Parallex LLC. (Incorporated herein by reference to Exhibit 99.4B to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)
(d)(7)	Stockholders Agreement, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp, H.I.G. Healthcare, LLC and the Stockholders named therein. (Incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(d)(8)	Stockholders’ Agreement, dated April 4, 2008, by and among Allion Healthcare, Inc. and the Stockholders named therein. (Incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Allion Healthcare, Inc. on April 10, 2008.)
(f)(1)	Section 262 of the General Corporation Law of the State of Delaware. (Incorporated herein by reference to Appendix D of the Proxy Statement.)

[1]	Previously filed as an exhibit to the Schedule 13E-3 filed on October 30, 2009

[2]	Previously filed as an exhibit to the Schedule 13E-3 filed on December 1, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

ALLION HEALTHCARE, INC.
By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	President and Chief Executive Officer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

BRICKELL BAY ACQUISITION CORP.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

BRICKELL BAY MERGER CORP.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

H.I.G. Capital, L.L.C.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

H.I.G. HEALTHCARE, LLC
By:	H.I.G. Bayside Debt & LBO Fund II, L.P.
Its: Manager

By:	H.I.G. Bayside Advisors II, LLC
Its: General Partner

By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.
By:	H.I.G. Bayside Advisors II, LLC
Its: General Partner

By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

H.I.G. BAYSIDE ADVISORS II, LLC
By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

SAMI W. MNAYMNEH

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

ANTHONY A. TAMER

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

PARALLEX LLC
By:	/s/ Raymond A. Mirra, Jr.
	Name:	Raymond A. Mirra, Jr.
	Title:	Manager

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2010

/s/ Raymond A. Mirra, Jr.
Raymond A. Mirra, Jr.
POWER OF ATTORNEY
     KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Richard H. Siegel, and each of James S. Rowe and Michael Weed, each of the law firm of Kirkland & Ellis LLP, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, the Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 on Schedule 13E-3 (the “Schedule 13E-3”) of Allion Healthcare, Inc., a Delaware corporation (the “Company”), any and all amendments thereto, and to file the Schedule 13E-3, any and all such amendments, supplements, exhibits and documents thereto required in connection therewith with the Securities and Exchange Commission; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13E-3 and timely file such form with the United States Securities and Exchange Commission and any stock exchange in which the Common Stock of the Company is listed on, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.
     This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 29th day of October, 2009.
BRICKELL BAY ACQUISITION CORP

By:	/s/ Brian D. Schwartz

Name:	Brian D. Schwartz
Title:	President
H.I.G. HEALTHCARE, LLC
By: H.I.G. Bayside Debt & LBO Fund II, L.P.
Its: Manager
By: H.I.G. Bayside Advisors II, LLC
Its: General Partner

By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By: H.I.G. Bayside Advisors II, LLC Its: General Partner

By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC

By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G.-GPII, Inc.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

/s/ Sami W. Mnaymneh

Sami W. Mnaymneh

/s/ Anthony A. Tamer

Anthony A. Tamer